Contact

www.linkedin.com/in/jim-burns-a275a97 (LinkedIn)

Top Skills

Consumer Products
Business Analysis
Brand Management

Jim Burns

Experienced CEO & Investor
United States

Summary

Formerly CEO and co-owner of US subsidiary of Chipita S.A., Epta America, LLC. Exited in 2021 as part of Mondelez's $2B acquisition of Chipita S.A. Grew sales more than 17x from 2014 to 2022 ($80M retail), significantly improved EBITDA margin (to double digit profitability) and led expansion into retailers such as 7-Eleven, Walmart and Costco. Oversaw all aspects of our partnership formation with Chipita S.A. (including M&A and supplier agreements).

7Days™ is the world's #1 croissant.

The brand is carried at these industry-leading retailers: Walmart, 7-Eleven, HEB, Costco (Northeast), RaceTrac, Sheetz, Rutter's, Circle K, Dollar Tree, Family Dollar, Travel Centers of America, Food Lion, DECA, Hudson News, Cibo, Quick Chek, Chevron Extra Mile, GetGo, and many, many more retail locations.

7Days US is now part of Mondelēz International, Inc. The brand is part of their NA Ventures unit, which is also home to Tate's Bake Shop, Perfect Snacks and others.

Experience

Bespoke USA

Chief Executive Officer
May 2023 - Present (3 years)
New York City Metropolitan Area

Bespoke USA is the US subsidiary of Bespoke SGA, owner of ION Break Wafers and Square Chocolate, Lavdas confections and Amvrosia hummus and prepared Greek meals.

www.bespokefoodsusa.com

Mellone Wholesale Produce
Investor
July 2023 - Present (2 years 10 months)
Hackensack, New Jersey, United States

Since 1938, Mellone Wholesale Produce has been delivering exceptional customer experience to restaurants, country clubs, hospitals, nursing homes and other commercial accounts.

We are currently developing an online and mobile platform to enhance our customers' experience with us.

www.mellone.com

Abstinence Spirits
Board Member & Seed Investor
June 2022 - Present (3 years 11 months)

LevPro.ai
Seed Investor
October 2020 - Present (5 years 7 months)

Sustain.Life
Seed Investor
August 2021 - June 2024 (2 years 11 months)

Sustain.Life was acquired by Workiva in 2024

7 Days - EPTA America LLC
CEO
June 2015 - May 2023 (8 years)
Greater New York City Area

Unilever
Brand Management
2013 - 2015 (2 years)
Englewood Cliffs, NJ

Axe® Haircare, Clear® Haircare and Lipton® Tea

Chipita S.A
Sales
2009 - 2011 (2 years)

Chipita America, Inc. was the producer of New York Style Bagel Crisps®, Old London Melba Toast® and 7 Days Croissant™.

Formerly Nonni's Food Co.

Deloitte
Consultant
2008 - 2009 (1 year)

Global Mobility Group within Deloitte Tax, LLP

Education

Cornell University - Johnson Graduate School of Management
MBA · (2011 - 2013)

Hamilton College
BA, Economics · (2004 - 2008)

St. Joseph Regional High School
· (2000 - 2004)